#2320-555 W. Hastings St., Vancouver, BC, V6B 4N4
604-742-1111

August 6, 2009

Katherine Wray
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Dear Ms. Wray:

Re:           Intelimax Media Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 17, 2009
File No. 333-159963

General

1.
It appears that the information called for by Part II of the Form S-1 (Information Not Required in Prospectus) is provided beginning on page 54 of your registration statement. Please indicate that this is the case by adding a heading that reads “Part II” above the relevant disclosure. In addition, please insert the item numbers for each of the items called for by Part II of the Form S-1 (i.e., Items 13 through 17). For example, the heading at the top of page 54 should read: “Item 13. Other Expenses of Issuance and Distribution.” See Rule 404(d) under the Securities Act of 1933.

Response: We have revised the registration statement to display “Part II” above the relevant disclosure and inserted the item numbers for items 13 through 17.  Please see our amended S-1/A filed concurrently with this correspondence.

2.
In addition, please confirm that the portion of your registration statement to be delivered to investors in satisfaction of the prospectus delivery requirements in connection with the offering will consist of the information called for by Part I OF Form S-1, which begins with the heading “Prospectus” on page 2 and ends at the end of page 53 in your amended filing. See Rule 404(c) under the Securities Act. In  this regards, to avoid confusion, please revise the table of contents for your prospectus on page 3 to remove references to the Part II items and the signature section of the registration statement, as they are not part of the prospectus that will be delivered to investors.

Response:  We hereby confirm that the portion of our registration statement to be delivered to investors in satisfaction of the prospectus delivery requirements in connection with the offering will consist of the information called for by Part I of Form S-1, which begins with the heading “Prospectus” on page 2 and ends at the end of page 53 in our amended filing.  Additionally, we have revised the table of contents for our prospectus to remove references to the Part II items and the signature section of our amended registration statement.  Please see our amended S-1/A filed concurrently with this correspondence.

Prospectus Cover Page

3.	The prospectus cover page states that your common stock is quoted on the OTC Bulletin Board under the symbol “CICR.OB.” Please revise to reflect the new symbol of the company’s common stock.

Response: We have revised the disclosure to accurately reflect IXMD.OB as our current symbol in our amended registration statement filed concurrently with this response.

Prospectus Summary, page 3

4.
In order to provide context for the ensuing description of your business, please disclose in the first paragraph under the heading “Our Business” in the summary that you are a development stage company that has generated only nominal revenues and has had limited operations to date, as you state elsewhere in your filing.

Response: We have added the following disclosure under the heading “Our Business” in the prospectus summary section of our amended registration statement:

“We are a development stage company that has generated only nominal revenues and has had limited operations to date.”

Please see our amended S-1/A filed concurrently with this correspondence.

5.
We note the revisions you have made to your filing in response to prior comment 1 relating to the status of the company’s business and what remains to be accomplished in order for the company to generate more than nominal revenues. However, the description of your business provided in this section does not make clear the significance of the events or circumstances that may prevent accomplishment of your business objectives. As examples only, we note the following statements:

•
With respect to your plans to expand your subscriber and visitor base for Gamboozle.com: “Gamboozle.com is currently online and fully functional. Minor improvements are required to allow for paid subscriptions and development of enhanced social interaction tools;” and

•
With respect to your plans to generate revenue from ClimateSeek.com: “If we attract sufficient users we will be able to create revenue through advertising place by third party service providers and our ‘Pay-Per-Click’ Internet search software. Additionally, we anticipate that in the future ClimateSeek.com will be used for the online purchase and sale of carbon credits.”

Please ensure that claims regarding future achievements are balanced with disclosure that clarifies the significance of the challenges faced by the company in connection with accomplishing the stated objectives. For example, with respect to the above-cited examples, we note the disclosure elsewhere in your filings that you may not have sufficient capital resources to execute on your business plan, and that Gamboozle.com and ClimateSeek.com face significant competition for users and subscribers in their respective markets.

Response:  We have updated our disclosure in the Prospectus Summary (P.4) and the Description of Business (P. 23) sections of our amended registration statement to make clear the significance of the events or circumstances that may prevent accomplishment of your business objectives.  Please see our amended S-1/A filed concurrently with this correspondence.

Please let me know if you have any other concerns.

Yours truly,

/s/ Michael Young

Michael Young,
President, Intelimax Media Inc.